# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRERA HOLDINGS PLC, CIK 0001939965
CUSIP: G13311108
Title of class of securities: Class B Ordinary Shares, $0.005 nominal value per share
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0002052573
Persons authorized to receive notices and communications: Filippo Polcino, Via Cosenza C/O Stadio R. Menti 283, Castellammare di Stabia (NA), Italy (L6), 80053, 39 393 681 4620

## Reporting persons
- S.S. Juve Stabia S.r.l. (CIK 0002052573): type of reporting person: other (OO); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 3,200,000; shared voting power 0; sole dispositive power 3,200,000; shared dispositive power 0; aggregate amount beneficially owned 3,200,000 (26.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, $0.005 nominal value per share
Name of issuer: BRERA HOLDINGS PLC
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6
Comment: This Schedule 13D (this "Schedule 13D") relates to the class B ordinary shares, $0.005 nominal value per share ("Class B Ordinary Shares"), of Brera Holdings PLC, an Irish public limited company (the "Issuer"). The Issuer has its principal executive offices at Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by S.S. Juve Stabia S.r.l., an Italian limited liability company (societa a responsabilita limitata) (the "Reporting Person").
Residence or business address: The principal business address of S.S. Juve Stabia S.r.l. is Via Cosenza C/O Stadio R. Menti 283, 80053 Castellammare di Stabia (NA), Italy.
Present principal occupation or employment: The principal business of S.S. Juve Stabia S.r.l. is to own and manage the Italian Serie B football club named Juve Stabia (the "Club") and all the assets necessary to manage the Club.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is an Italian limited liability company (societa a responsabilita limitata).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 31, 2024, the Issuer entered into a sale and purchase and investment agreement (the "SPI Agreement") with XX Settembre Holding S.r.l., an Italian limited liability company ("XX Settembre"), relating to the acquisition of the Club, by the Issuer, through the Reporting Person, whose sole shareholder was XX Settembre. The SPI Agreement provided that, among other things, and on the terms and subject to the conditions of the SPI Agreement, (i) the Issuer will acquire from XX Settembre over three closings, on December 31, 2024, January 31, 2025, and March 31, 2025, a total of 51.73% of the issued and outstanding share capital of the Reporting Person, (ii) the Issuer will pay XX Settembre an aggregate purchase price of EUR3,000,000 using a combination of cash and the issuance of Class B Ordinary Shares, and (iii) the Issuer will increase the share capital of the Reporting Person by an aggregate amount of EUR1,500,000 at each closing. On December 31, 2024, the Issuer paid the Reporting Person EUR500,000 in cash and issued EUR1,000,000 in Class B Ordinary Shares at a price per share of $0.65 for a total of 1,600,000 Class B Ordinary Shares.

On January 10, 2025, the Issuer entered into a restated sale and purchase and investment agreement (the "Restated SPI Agreement") with XX Settembre, which amended the SPI Agreement. The Restated SPI Agreement provided that, among other things, and on the terms and subject to the conditions of the Restated SPI Agreement, (i) the Issuer will acquire from XX Settembre over four closings, on December 31, 2024, January 10, 2025, January 31, 2025, and March 31, 2025, a total of 51.73% of the issued and outstanding share capital of the Reporting Person, (ii) the Issuer will pay XX Settembre an aggregate purchase price of EUR3,000,000 using a combination of cash and the issuance of Class B Ordinary Shares, and (iii) the Issuer will increase the share capital of the Reporting Person by an aggregate amount of EUR4,500,000. As stated above, on December 31, 2024, the Issuer paid the Reporting Person EUR500,000 in cash and issued EUR1,000,000 in Class B Ordinary Shares at a price per share of $0.65 for a total of 1,600,000 Class B Ordinary Shares.

On January 10, 2025, the Issuer paid the Reporting Person EUR500,000 in cash and issued EUR1,000,000 in Class B Ordinary Shares at a price per share of $0.65 for a total of 1,600,000 Class B Ordinary Shares. On March 31, 2025, the Issuer will pay the Reporting Person EUR1,500,000 in cash.

The foregoing descriptions of the SPI Agreement and the Restated SPI Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the SPI Agreement and the Restated SPI Agreement attached hereto as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information provided in response to Item 3 hereof is incorporated by reference into this Item 4.

The Reporting Person's acquisitions of Class B Ordinary Shares reported on this Schedule 13D were to increase the share capital of the Reporting Person under the SPI Agreement and the Restated SPI Agreement.

Except as disclosed in this Item, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person, however, expects to evaluate on a continuing basis its goals and objectives and other business opportunities, and may change its plans or proposals in the future. In determining from time to time whether to sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. In addition, the Reporting Person may, from time to time, transfer shares beneficially owned by it for tax, estate or other economic planning purposes. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 5(c). Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Class B Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Ordinary Shares held by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 6.

Other than the relationships described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Sale and Purchase and Investment Agreement, dated December 31, 2024, by and among Brera Holdings PLC and XX Settembre Holding S.r.l. (incorporated by reference to Exhibit 1.1 to the Issuer's Report on Form 6-K filed on January 7, 2025)

Exhibit 2 Restated Sale and Purchase and Investment Agreement, dated January 10, 2025, by and among Brera Holdings PLC and XX Settembre Holding S.r.l. (incorporated by reference to Exhibit 1.1 to the Issuer's Report on Form 6-K filed on January 10, 2025)

## Signatures
- S.S. Juve Stabia S.r.l.: /s/ Filippo Polcino, Filippo Polcino/Director (01/17/2025)